[SRZ Letterhead]

                                January 20, 2009






VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attn: Christian T. Sandoe

       Re:  BNY/Ivy Multi-Strategy Hedge Fund LLC
            Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File Nos. 333-152534 and 811-21247)
            ------------------------------------

                  On behalf of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). Pre-Effective Amendment No. 1 is being filed to respond to the comments of the staff of the Commission in its letter dated August 20, 2008 and to update certain financial and other information contained in the Fund's Registration Statement.

                  We respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about January 23, 2009. The Fund will separately file an acceleration request pursuant to Rule 461(a) under the Securities Act of 1933, as amended.

                  If you have any questions or comments, please call me at (212) 756-2149.

                                              Very truly yours,

                                              /s/ Pamela Poland
                                              -----------------
                                                  Pamela Poland

         Attachments